Exhibit (a)(2)

Contact
Debra A. DiMaria
Proginet Corporation
(516) 535-3681
ddimaria@proginet.com

Proginet Remains Neutral With Respect to Partial Tender Offer

Garden City, N.Y. — August 6, 2007 — Proginet Corporation [OTCBB: PRGF], developer of enterprise security software, today announced that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission in response to an unsolicited partial tender offer from Red Oak Capital Partners, LLC ("Red Oak"). Red Oak's offer, made on July 23, 2007, provides for the cash purchase of up to 1,500,000 shares of the Company's common stock, at a price of $1.65 per share.

Proginet's Board of Directors has determined that it will remain neutral and expresses no opinion with respect to the tender offer, and that it will not make any recommendation to the Company's stockholders as to whether they should tender their shares in response to the tender offer. To the Company’s knowledge, none of the Company’s executive officers or directors will tender shares of the Company's common stock in the tender offer.

The Schedule 14D-9 Solicitation/Recommendation Statement, which Proginet has filed today with the Securities and Exchange Commission, states that the Board of Directors has determined that a stockholder’s decision on whether or not to tender its shares, and if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Schedule 14D-9 Solicitation/Recommendation Statement explains in additional detail the factors considered by the Board of Directors in reaching its position.  Among those factors were that the tender offer will not result in a change of control of the Company, that the tender offer represented a premium of approximately 12%, 17% and 23% over the average closing prices of the Company’s shares for the 30, 60 and 90 day periods before the announcement by Red Oak of its intent to make the tender offer, that each stockholder could make an independent judgment whether to maintain its interest in the Company, and that the factors affecting such decision varied widely depending on the stockholder’s individual circumstances, the uncertainty as to the price of the Company’s common stock in the future, that shares tendered will not benefit from any future increase in value of the common stock, that the successful completion of the tender offer would make the Red Oak a large stockholder of the Company and could enhance its influence on the Company, that shares tendered would not be subject to the risk of future uncertainties with respect to the Company, and other factors described in the Company’s Schedule 14D-9 Solicitation/Recommendation Statement.

The Board of Directors urges each stockholder to make its own decision regarding the tender offer based on all of the available information, including, but not limited to: the adequacy of the offer price in light of the stockholder’s own investment objectives; the stockholder’s views as to the Company's prospects and outlook; the factors considered by the Board of Directors as described in the Schedule 14D-9 Solicitation/Recommendation Statement; and any other factors that the stockholder deems relevant to its investment decision. The Board of Directors urges each stockholder to consult with its financial and tax advisors, and to read the Schedule 14D-9 Solicitation/Recommendation Statement and Red Oak’s Offer to Purchase and other offer materials in full, prior to making any decision regarding the tender offer.

The Company’s Schedule 14D-9 Solicitation/Recommendation Statement describes existing employment and compensation arrangements with respect to the Company’s management and directors.  It also describes sales of securities by officers and directors in the past 60 days.

The provisions of Section 203 of the Delaware General Corporation Law, which relates to restrictions on certain “business combinations” with stockholders who acquire more than 15% of the Company’s common stock, do not apply to the Company and therefore are not applicable to Red Oak.  Further, there are no appraisal rights available to stockholders in connection with the tender offer.

Notice to Investors
This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. A solicitation and offer to buy shares of the Company's common stock is being made pursuant to an offer to purchase and related materials that Red Oak has filed with the Securities and Exchange Commission. Red Oak has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission and the Company has filed today a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the tender offer. Red Oak's Schedule TO and the Company's Solicitation/Recommendation Statement on 2 Schedule 14D-9 contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) are available at no charge from the Securities and Exchange Commission through its Web site at www.sec.gov. Red Oak has stated that free copies of its offer to purchase, related letter of transmittal, and certain other offering documents will be made available free of charge by Red Oak. The Company has mailed to its stockholders copies of the Company’s Schedule 14D-9 Solicitation/Recommendation Statement and other related materials filed with the Securities and Exchange Commission.  Investors and security holders may also obtain free copies of the Company's Schedule 14D-9 Solicitation/Recommendation Statement and other related documents filed with the Securities and Exchange Commission by the Company by contacting Debra DiMaria, the Company's Chief Financial Officer, at Proginet Corporation, 200 Garden City Plaza, Suite 220, Garden City, NY  11530.

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About Proginet Corporation
Proginet Corporation is a developer of enterprise security software. Throughout its 20-year history, the company has earned a solid reputation for its multi-platform expertise and dedication to customer service. Its products, including CyberFusion®, CyberFusion Integration Suite (CFI)™, SecurForce™,  SecurPass®, and SecurAccess™, support all major computing platforms, from PCs to mainframes. Proginet’s global customer base spans more than 23 countries and includes many Fortune 500 companies. The company is headquartered in Garden City, N.Y., with offices in Toronto, Canada, and is publicly traded under the symbol [OTCBB: PRGF]. For more information, visit www.proginet.com.

Disclaimer
This press release may contain forward-looking information within the meaning of Section 29A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbors under those sections. In some cases, you can identify forward-looking statements by terminology such as "expect," "believe," "may," "will," "plans" and "anticipate," or the negative of such terms or comparable terminology. Forward-looking statements appearing herein include statements concerning operating and profitability plans and goals and are based on current expectations.  Forward-looking statements involve a degree of risk and uncertainty, including but not limited to those risks identified in Proginet’s Filings with the Securities and Exchange Commission.